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SEC FILE NUMBER
8- 53585

AUDITED REPORT
ORM X-17A-5
PART III

RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tempo Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Plaza 2nd Floor
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

3000 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tempo Capital Corporation, as of December 31 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

Tempo Capital Corporation

Statement of Financial Condition
December 31, 2004

Tempo Capital Corporation
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Tempo Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tempo Capital Corporation (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 25, 2005

Tempo Capital Corporation
Statement of Financial Condition
December 31, 2004

Assets	
Financial instruments owned, pledged to clearing broker, at market value	$ 382,896,754
Dividends receivable	104,566
Other	10,221
Total assets	$ 383,011,541
Liabilities and Stockholder's Equity	
Liabilities	
Financial instruments sold, but not yet purchased, at market value	$ 263,329,391
Payable to clearing broker	21,408,823
Commissions payable	1,661,544
Dividends payable	154,719
Other liabilities	58,500
Total liabilities	286,612,977
Stockholder's equity	
Common stock, $.01 nominal value; 2 shares issued and outstanding, 5,000,000 shares authorized	1
Additional paid-in capital	116,196,863
Accumulated deficit	(19,798,300)
Total stockholder's equity	96,398,564
Total liabilities and stockholder's equity	$ 383,011,541

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Tempo Capital Corporation (the "Company"), a Cayman Islands exempted company, is registered with the Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Tempo Master Fund LP (the "Parent"), a Cayman Islands limited partnership. The Company engages primarily in proprietary trading of U.S. listed equity securities and exchange-traded options. The Company has no customers.

All transactions are cleared through another registered broker-dealer (the "clearing broker") on a fully disclosed basis. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of paragraph (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the statement of financial condition. Actual results could differ from the estimates included in the statement of financial condition.

Securities and Options Transactions

Securities and options transactions are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as they are all carried as part of one account at the clearing broker. All transactions are cleared through, and held in custody by the clearing broker. The clearing broker is a member of major U.S. securities exchanges.

The Company primarily trades U.S. equities and listed options. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker is not required to honor exchange based transactions executed by the Company where the Company and the counterparty have not agreed to all terms. There were no such open transactions where the Company and counterparty had not agreed to all terms at December 31, 2004. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Commission expenses are recorded as transactions occur which is the trade date, amounts not paid are recorded as commissions payable.

Clearing expenses are recorded on the trade-date as securities and options transactions occur.

Interest and Dividends

Interest income and expense are recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Income Taxes
No provision for U.S. federal, state and local income taxes has been made as the Company is a foreign eligible entity of a single owner partnership, elected to be disregarded as a separate entity for U.S. federal tax purposes. Although the Company is a disregarded entity, its Parent is a partnership which is a flow through entity for U.S. federal tax purposes whereby its owners are responsible for income taxes on their distributable share of the Parent's income or loss.

3. Payable to Clearing Broker

The amount payable to the clearing broker relates to amounts owed on securities and option transactions and pursuant to margin requirements. Such amount is collateralized by securities and options owned and any net unrealized gain on short securities and options positions.

4. Financial Instruments

Financial instruments include equity and index based options used for trading purposes, including hedges of trading instruments and are carried at market value on the statement of financial condition. Market values for exchange-traded or listed financial instruments are based on quoted market prices.

The change in unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. Market values of options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate.

Financial instruments owned and sold, but not yet purchased at December 31, 2004 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
U.S. listed common stocks	$ 275,654,994	137,457,153
U.S. listed equity and index options	107,241,760	125,872,238
	$ 382,896,754	$ 263,329,391

5. Related Party Transactions

Administrative and professional expenses are borne by the Company. General operating expenses, including office space, fixed assets, technical support and utilities are provided to the Company and are borne by an affiliate pursuant to the services agreement between the Company and the affiliate. The Parent and the affiliate have not and will not seek reimbursement in any future period for such costs or expenses borne on behalf of the Company above the amount stated in the agreement.

6. Off-Balance-Sheet Risk and Guarantees

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded. These financial instruments include securities sold, not yet purchased and written options contracts. The Company is therefore subject to varying degrees of market and credit risk.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell a security at a future date at a contracted price or to require settlement, in cash, of the change in value of an index. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004 at market values of the related financial instruments and will incur a loss if the market value of the financial instruments adversely changes subsequent to December 31, 2004.

The Company is also subject to credit risk to the extent that the clearing broker may be unable to fulfill its obligations either to return the Company's financial instruments or repay amounts owed.

The Company writes put options that may require it to purchase assets from the options holder at a specified date in the future. The Company may reduce its exposures to these contracts by entering into offsetting transactions or by entering into contracts which hedge such market risk. At December 31, 2004, the notional value of these written put options was $423,238,500.

The Company also writes certain put options which permit cash settlement and do not require the option holder to own the referenced asset.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the Company to maintain net capital equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness as defined. At December 31, 2004, the Company had net capital of $62,949,053 which was $62,849,053 in excess of its required capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.001 to 1 at December 31, 2004.